AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

NORTEK, INC.

It is hereby certified that:

1.   The present name of the corporation (hereinafter called the "corporation") is Nortek, Inc., which is the name under which the corporation was originally incorporated; and the date of filing the original certificate of incorporation of the corporation with the Secretary of State of the State of Delaware is October 14, 1986.

2.   The certificate of incorporation of the corporation is hereby amended by striking out Articles First through Fourteenth thereof and by substituting in lieu thereof new Articles First through Eleventh which are set forth in the Amended and Restated Certificate of Incorporation hereinafter provided for.

3.   The provisions of the certificate of incorporation of the corporation as heretofore amended and/or supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of Nortek, Inc. without any further amendments other than the amendment herein certified and without any discrepancy between the provisions of the certificate of incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

4.   The amendment and the restatement of the certificate of incorporation herein certified have been duly adopted by the stockholders in accordance with the provisions of Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware.

5.   The certificate of incorporation of the corporation, as amended and restated herein, shall at the effective time of this amended and restated certificate of incorporation, read as follows:

"AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NORTEK, INC.

Incorporated October 14, 1986

FIRST.   The name of this corporation is NORTEK, INC.

SECOND.   The registered office of this corporation in the State of Delaware is located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD.   The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.   The name and mailing address of the incorporator is: John R. Potter, Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903.

FIFTH.   The total number of shares of stock that this corporation shall have authority to issue is 100 shares of Common Stock, $0.01 par value per share. Each share of Common Stock shall be entitled to one vote.

SIXTH.   Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

SEVENTH.   The election of directors need not be by written ballot unless the by-laws shall so require.

EIGHTH.   In furtherance and not in limitation of the power conferred upon the board of directors by law, the board of directors shall have power to make, adopt, alter, amend and repeal from time to time by-laws of this corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal by-laws made by the board of directors.

NINTH.   A director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. No amendment or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

TENTH.   This corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this corporation or while a director or officer is or was serving at the request of this corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, defense (including in the preparation to defend), settlement or resolution of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article TENTH shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Article TENTH shall not adversely affect any right or protection of a director or officer of this corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ELEVENTH. The books of this corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the board of directors or in the by-laws of this corporation.

Signed on March 28, 2003

_____
Name: Kevin W. Donnelly
Title: Vice President and Secretary